UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    November 13, 2019

Financial Results

for the Six Months

ended September 30, 2019

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

	Consolidated			(Millions of yen)
			Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
				Change
	Consolidated gross profit	1	1,383,204	(76,773)	1,459,977
	Net interest income	2	629,017	(55,383)	684,400
	Trust fees	3	2,129	(54)	2,183
	Net fees and commissions	4	519,569	12,961	506,608
	Net trading income	5	120,456	31,575	88,881
	Net other operating income	6	112,030	(65,873)	177,903
	General and administrative expenses	7	(858,710)	(6,186)	(852,524)
	Equity in gains (losses) of affiliates	8	30,098	(2,868)	32,966

	Consolidated net business profit	9	554,592	(85,826)	640,418

	Total credit cost	10	(64,391)	(59,395)	(4,996)
	Credit costs	11	(70,774)	(21,259)	(49,515)
	Write-off of loans	12	(43,918)	(1,070)	(42,848)
	Provision for reserve for possible loan losses	13	(24,771)	(24,771)	—
	Others	14	(2,083)	4,583	(6,666)
	Gains on reversal of reserve for possible loan losses	15	—	(38,137)	38,137
	Recoveries of written-off claims	16	6,382	1	6,381
	Gains (losses) on stocks	17	70,280	18,368	51,912
	Other income (expenses)	18	(2,121)	5,014	(7,135)

	Ordinary profit	19	558,359	(121,840)	680,199

	Extraordinary gains (losses)	20	20,618	25,661	(5,043)
	Gains (losses) on disposal of fixed assets	21	62	2,792	(2,730)
	Losses on impairment of fixed assets	22	(1,441)	501	(1,942)
	Gains on step acquisitions	23	21,997	21,997	—
	Income before income taxes	24	578,978	(96,177)	675,155
	Income taxes - current	25	(104,493)	3,538	(108,031)
	Income taxes - deferred	26	(31,167)	22,311	(53,478)
	Profit	27	443,317	(70,329)	513,646
	Profit attributable to non-controlling interests	28	(11,361)	29,637	(40,998)

	Profit attributable to owners of parent	29	431,955	(40,693)	472,648

Notes	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
		+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	Number of consolidated subsidiaries and affiliates
			Sep. 30, 2019		Mar. 31, 2019
				Change
	Consolidated subsidiaries	30	170	(3)	173
	Equity method affiliates	31	108	(7)	115

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2019	Change	Sep. 30, 2018
Gross banking profit	1	735,787	31,340	704,447
Gross domestic profit	2	379,489	(49,667)	429,156
Net interest income	3	277,393	(54,802)	332,195
Trust fees	4	917	(58)	975
Net fees and commissions	5	80,653	(4,023)	84,676
Net trading income	6	537	342	195
Net other operating income	7	19,986	8,873	11,113
Gains (losses) on bonds	8	14,104	11,317	2,787
Gross international profit	9	356,298	81,008	275,290
Net interest income	10	163,807	10,214	153,593
Net fees and commissions	11	70,011	(2,386)	72,397
Net trading income	12	57,291	54,641	2,650
Net other operating income	13	65,187	18,539	46,648
Gains (losses) on bonds	14	71,761	76,266	(4,505)
Expenses (excluding non-recurring losses)	15	(402,801)	(284)	(402,517)
Overhead ratio	16	54.7%	(2.4%)	57.1%
Personnel expenses	17	(161,753)	3,179	(164,932)
Non-personnel expenses	18	(215,574)	(1,964)	(213,610)
Taxes	19	(25,473)	(1,500)	(23,973)

Banking profit (before provision for general reserve for possible loan losses)	20	332,985	31,055	301,930
Gains (losses) on bonds	21	85,865	87,583	(1,718)
Core banking profit (20-21)	22	247,120	(56,528)	303,648
excluding gains (losses) on cancellation of investment trusts	23	237,131	(26,070)	263,201

Provision for general reserve for possible loan losses	24	—	—	—
Banking profit	25	332,985	31,055	301,930
Non-recurring gains (losses)	26	(40,914)	(147,260)	106,346
Credit costs	27	(9,276)	(7,701)	(1,575)
Gains on reversal of reserve for possible loan losses	28	833	(55,854)	56,687
Recoveries of written-off claims	29	20	(1,157)	1,177
Gains (losses) on stocks	30	73,033	23,688	49,345
Other non-recurring gains (losses)	31	(105,525)	(106,236)	711

Ordinary profit	32	292,071	(116,206)	408,277

Extraordinary gains (losses)	33	(1,617)	609	(2,226)
Gains (losses) on disposal of fixed assets	34	(342)	239	(581)
Losses on impairment of fixed assets	35	(1,274)	371	(1,645)
Income before income taxes	36	290,453	(115,597)	406,050
Income taxes - current	37	(80,416)	(5,543)	(74,873)
Income taxes - deferred	38	(16,009)	14,275	(30,284)

Net income	39	194,027	(106,864)	300,891

Total credit cost (24+27+28+29)	40	(8,422)	(64,711)	56,289
Provision for general reserve for possible loan losses	41	(2,998)	(53,111)	50,113
Write-off of loans	42	(7,362)	(7,156)	(206)
Provision for specific reserve for possible loan losses	43	3,832	(2,468)	6,300
Losses on sales of delinquent loans	44	(1,914)	(545)	(1,369)
Provision for loan loss reserve for specific overseas countries	45	(0)	(273)	273
Recoveries of written-off claims	46	20	(1,157)	1,177

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
	Three months ended Jun. 30, 2019	Three months ended Sep. 30, 2019		Change
Yield on interest earning assets (A)			0.82	(0.18)	1.00
Interest earned on loans and bills discounted (C)	0.92	0.90	0.91	(0.04)	0.95
Interest earned on securities			0.87	(0.58)	1.45
Total cost of funding (including expenses) (B)			0.55	(0.04)	0.59
Cost of interest bearing liabilities			0.03	(0.00)	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.19	(0.07)	0.26
Expense ratio			0.52	(0.04)	0.56
Overall interest spread (A) - (B)			0.27	(0.14)	0.41
Interest spread (C) - (D)	0.92	0.90	0.91	(0.04)	0.95

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.94	0.93	0.94	(0.04)	0.98
Interest spread (E) - (D)	0.94	0.93	0.94	(0.04)	0.98

3. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
		Change
Gains (losses) on bonds	85,865	87,583	(1,718)
Gains on sales	102,800	87,214	15,586
Losses on sales	(8,861)	7,984	(16,845)
Gains on redemption	0	0	0
Losses on redemption	(8,073)	(7,614)	(459)
Losses on devaluation	—	—	—

Gains (losses) on stocks	73,033	23,688	49,345
Gains on sales	92,152	34,887	57,265
Losses on sales	(13,468)	(13,328)	(140)
Losses on devaluation	(5,650)	2,129	(7,779)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2019					Mar. 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	260,161	852	(36)	852	—	280,247	888
Other securities	2	26,566,603	2,298,788	(22,554)	2,404,351	105,563	23,800,542	2,321,342
Stocks	3	3,272,543	1,730,003	(172,935)	1,778,030	48,027	3,486,628	1,902,938
Bonds	4	11,511,799	62,922	2,557	65,344	2,422	8,983,731	60,365
Japanese government bonds	5	8,506,430	23,638	383	24,652	1,014	6,234,326	23,255
Others	6	11,782,259	505,862	147,824	560,975	55,113	11,330,182	358,038
Foreign bonds	7	9,454,691	51,419	79,796	78,598	27,178	8,990,151	(28,377)
Other money held in trust	8	276	—	—	—	—	390	—
Total	9	26,827,041	2,299,640	(22,591)	2,405,204	105,563	24,081,180	2,322,231
Stocks	10	3,272,543	1,730,003	(172,935)	1,778,030	48,027	3,486,628	1,902,938
Bonds	11	11,771,961	63,774	2,520	66,197	2,422	9,263,978	61,254
Others	12	11,782,536	505,862	147,824	560,975	55,113	11,330,573	358,038

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2019					Mar. 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	—	—	(66)	—	—	20,003	66
Stocks of subsidiaries and affiliates	14	4,061,543	(120,598)	(60,414)	563	121,161	3,723,291	(60,184)
Other securities	15	23,703,154	1,882,886	(61,929)	1,982,780	99,893	21,249,311	1,944,815
Stocks	16	3,099,914	1,659,894	(157,126)	1,704,958	45,064	3,299,887	1,817,020
Bonds	17	11,416,644	62,795	2,298	65,217	2,422	8,933,718	60,497
Japanese government bonds	18	8,502,429	23,638	383	24,652	1,014	6,232,326	23,255
Others	19	9,186,596	160,197	92,900	212,603	52,406	9,015,705	67,297
Foreign bonds	20	7,337,158	30,612	58,952	55,114	24,502	7,134,782	(28,340)
Total	21	27,764,698	1,762,288	(122,409)	1,983,343	221,055	24,992,606	1,884,697
Stocks	22	3,608,032	1,646,748	(162,523)	1,705,522	58,773	3,814,443	1,809,271
Bonds	23	11,416,644	62,795	2,232	65,217	2,422	8,953,722	60,563
Others	24	12,740,021	52,744	37,882	212,603	159,858	12,224,440	14,862

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 13,980 million yen and losses of 12,277 million yen were recognized in the statements of income for the six months ended September 30, 2019 and for the year ended March 31, 2019, respectively.
	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2019					Mar. 31, 2019

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	4,309.6	4,894.7	1,371.1	841.2	11,416.6	1,443.4	5,264.5	1,503.4	742.4	8,953.7
Japanese government bonds	4,094.2	3,671.9	397.3	339.1	8,502.4	1,236.6	4,100.5	530.9	384.3	6,252.3
Japanese local government bonds	–	31.5	126.8	0.0	158.3	–	11.1	88.1	0.0	99.2
Japanese corporate bonds	215.4	1,191.3	847.0	502.1	2,755.9	206.8	1,152.9	884.4	358.2	2,602.2

Others	1,789.5	1,909.8	1,368.8	2,648.5	7,716.6	1,714.5	2,224.0	2,230.2	1,415.3	7,584.0

Total	6,099.1	6,804.5	2,739.9	3,489.7	19,133.2	3,157.9	7,488.5	3,733.6	2,157.7	16,537.7

6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2019				Mar. 31, 2019

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,585.5	23,504.1	11,264.3	38,353.8	3,521.6	21,937.0	8,102.7	33,561.3
Receivable floating rate / payable fixed rate	510.5	5,954.7	8,637.6	15,102.8	1,457.1	4,809.9	8,006.5	14,273.4

Total	4,096.0	29,458.7	19,901.9	53,456.6	4,978.6	26,746.8	16,109.2	47,834.7

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2020		At the beginning of FY3/2019
			Change
Fair value of plan assets	(A)	1,421,378	(47,804)	1,469,182
Projected benefit obligation	(B)	1,123,760	(1,986)	1,125,746
Net surplus (deficit)	(A-B)	297,617	(45,818)	343,435
Net defined benefit asset		329,434	(53,984)	383,418
Net defined benefit liability		31,816	(8,166)	39,982

Measurements of defined benefit plans (before tax effect deduction)		8,295	95,211	(86,916)
	Unrecognized prior service cost (deductible from the obligation)	(300)	228	(528)
	Unrecognized net actuarial gain (loss)	8,596	94,984	(86,388)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
			Change
Retirement benefit expenses		12,534	9,695	2,839
SMBC non-consolidated
(1) Projected benefit obligation
(Millions of yen)
		At the beginning of FY3/2020		At the beginning of FY3/2019
			Change
Projected benefit obligation	(A)	986,193	16,542	969,651
<Discount rate>		<0.28%>	<(0.19)%>	<0.47%>
Fair value of plan assets	(B)	1,304,659	(37,368)	1,342,027
Reserve for employee retirement benefits	(C)	—	—	—
Prepaid pension cost	(D)	321,031	41,671	279,360
Unrecognized prior service cost (deductible from the obligation)	(E)	—	—	—
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	2,565	95,580	(93,015)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
			Change
Retirement benefit expenses		2,676	9,255	(6,579)
Service cost		14,445	70	14,375
Interest cost on projected benefit obligation		1,380	(898)	2,278
Expected returns on plan assets		(19,972)	499	(20,471)
Amortization of unrecognized prior service cost		—	—	—
Amortization of unrecognized net actuarial gain (loss)		1,887	9,676	(7,789)
Others		4,935	(93)	5,028

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 92.2 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.
(Bankrupt/Effectively bankrupt borrowers: 4.8 billion yen, Potentially bankrupt borrowers: 1.9 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.2 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)

Bankrupt loans	12,045	0.0	(761)	12,806	0.0

Non-accrual loans	430,300	0.5	(26,502)	456,802	0.6

Past due loans (3 months or more)	15,719	0.0	2,275	13,444	0.0

Restructured loans	215,918	0.3	22,491	193,427	0.2

Total	673,984	0.9	(2,497)	676,481	0.9

Total loans (period-end balance)	78,658,306	100.0	679,116	77,979,190	100.0

Amount of direct reduction	125,630		6,650	118,980
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)

Bankrupt loans	10,706	0.0	(906)	11,612	0.0

Non-accrual loans	357,237	0.5	(29,159)	386,396	0.5

Past due loans (3 months or more)	4,776	0.0	(749)	5,525	0.0

Restructured loans	86,470	0.1	28,240	58,230	0.1

Total	459,191	0.6	(2,574)	461,765	0.6

Total loans (period-end balance)	76,708,140	100.0	306,333	76,401,807	100.0

Amount of direct reduction	86,883		4,541	82,342
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)

Reserve for possible loan losses	450,318	66.81	(18,490)	468,808	69.30

General reserve	311,095		(7,138)	318,233

Specific reserve	139,222		(11,311)	150,533

Loan loss reserve for specific overseas countries	0		(41)	41

Amount of direct reduction	143,422		3,441	139,981
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)

Reserve for possible loan losses	256,088	55.77	(19,097)	275,185	59.59

General reserve	171,225		(133)	171,358

Specific reserve	84,862		(18,964)	103,826

Loan loss reserve for specific overseas countries	0		0	0

Amount of direct reduction	92,179		2,923	89,256

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2019		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Bankrupt and quasi-bankrupt assets	95,638	5,979	89,659

Doubtful assets	368,123	(30,172)	398,295

Substandard loans	231,374	24,175	207,199

Total (A)	695,135	(18)	695,153

Normal assets	91,159,501	464,852	90,694,649

Grand total (B)	91,854,637	464,834	91,389,803

NPL ratio (A/B)	0.76	0.00	0.76

		(Millions of yen)
	Sep. 30, 2019		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Total coverage (C)	509,945	(9,567)	519,512

Reserve for possible loan losses (D)	147,871	(4,641)	152,512

Amount recoverable by guarantees, collateral and others (E)	362,073	(4,927)	367,000

			(%)

Coverage ratio (C) / (A)	73.36	(1.37)	74.73

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	116.87	(3.36)	120.23

			(%)

Reserve ratio to unsecured assets (D) / (A - E)	44.40	(2.08)	46.48

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	135.21	(7.65)	142.86

SMBC non-consolidated		(Millions of yen, %)

	Sep. 30, 2019		Mar. 31, 2019

	(a)	(a) - (b)	(b)

Bankrupt and quasi-bankrupt assets	79,339	3,998	75,341

Doubtful assets	301,867	(35,508)	337,375

Substandard loans	91,247	27,491	63,756

Total (A)	472,454	(4,018)	476,472

Normal assets	88,714,634	254,189	88,460,445

Grand total (B)	89,187,088	250,170	88,936,918

NPL ratio (A/B)	0.53	(0.01)	0.54
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2019		Mar. 31, 2019

	(a)	(a) - (b)	(b)

Total coverage (C)	411,264	(7,342)	418,606

Reserve for possible loan losses* (D)	107,626	(7,855)	115,481

Amount recoverable by guarantees, collateral and others (E)	303,638	513	303,125

* Sum of general reserve for substandard loans and specific reserve

			(%)

Coverage ratio (C) / (A)	87.05	(0.81)	87.86

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	118.47	(2.90)	121.37

			(%)

Reserve ratio to unsecured assets (D) / (A - E)	63.75	(2.87)	66.62

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.70	(7.05)	158.75

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen)

	Sep. 30, 2019 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2019	Amount of off-balancing	Mar. 31, 2019 (b)
Bankrupt and quasi-bankrupt assets	79.3	4.0	16.6	(12.6)	75.3
Doubtful assets	301.9	(35.5)	57.2	(92.7)	337.4
Total	381.2	(31.5)	73.7	(105.3)	412.7

Result of measures connected to off-balancing (*1)	39.3				41.0

	Disposition by borrowers’ liquidation			(5.2)
	Reconstructive disposition			(5.4)
	Improvement in debtors’ performance due to reconstructive disposition			(4.6)
Breakdown of off-balancing by factor (*2)	Loan sales to market			(5.8)
	Direct write-offs			4.4
	Others			(88.7)
		Collection / repayment, etc.		(65.6)
		Improvement in debtors’ performance		(23.1)

	Total			(105.3)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry SMBC non-consolidated (1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Sep. 30, 2019			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,385,903	100.0	(581,438)	53,967,341	100.0
Manufacturing	6,979,967	13.1	358,524	6,621,443	12.3
Agriculture, forestry, fisheries and mining	256,866	0.5	(10,269)	267,135	0.5
Construction	712,081	1.3	(17,464)	729,545	1.3
Transportation, communications and public enterprises	5,129,678	9.6	(96,657)	5,226,335	9.7
Wholesale and retail	4,245,201	7.9	(38,081)	4,283,282	7.9
Finance and insurance	7,023,536	13.2	(108,356)	7,131,892	13.2
Real estate	7,062,502	13.2	8,974	7,053,528	13.1
Goods rental and leasing	1,529,232	2.9	(69,046)	1,598,278	3.0
Various services	4,263,427	8.0	95,237	4,168,190	7.7
Municipalities	531,276	1.0	(223,224)	754,500	1.4
Others	15,652,131	29.3	(481,078)	16,133,209	29.9
Overseas offices and Japan offshore banking accounts	23,322,237	100.0	887,772	22,434,465	100.0
Public sector	249,086	1.1	72,402	176,684	0.8
Financial institutions	2,001,252	8.6	332,819	1,668,433	7.4
Commerce and industry	19,301,587	82.7	322,256	18,979,331	84.6
Others	1,770,311	7.6	160,296	1,610,015	7.2
Total	76,708,140	—	306,333	76,401,807	—

Risk-monitored loans		(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	349,610	100.0	(11,170)	360,780	100.0
Manufacturing	89,107	25.5	(6,530)	95,637	26.5
Agriculture, forestry, fisheries and mining	1,563	0.5	1,523	40	0.0
Construction	12,511	3.6	(2,505)	15,016	4.1
Transportation, communications and public enterprises	37,812	10.8	22	37,790	10.5
Wholesale and retail	70,040	20.0	5,827	64,213	17.8
Finance and insurance	5,546	1.6	(168)	5,714	1.6
Real estate	32,302	9.2	(1,655)	33,957	9.4
Goods rental and leasing	270	0.1	(66)	336	0.1
Various services	52,588	15.0	(3,919)	56,507	15.7
Municipalities	—	—	—	—	—
Others	47,866	13.7	(3,700)	51,566	14.3
Overseas offices and Japan offshore banking accounts	109,581	100.0	8,596	100,985	100.0
Public sector	—	—	—	—	—
Financial institutions	—	—	—	—	—
Commerce and industry	59,710	54.5	10,749	48,961	48.5
Others	49,870	45.5	(2,154)	52,024	51.5
Total	459,191	—	(2,574)	461,765	—

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2019			Mar. 31, 2019
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	354,439	70.6	(12,561)	367,000
Manufacturing	89,988	61.9	(7,585)	97,573
Agriculture, forestry, fisheries and mining	1,563	58.7	1,523	40
Construction	12,827	54.4	(2,536)	15,363
Transportation, communications and public enterprises	37,992	79.1	147	37,845
Wholesale and retail	71,229	66.3	5,846	65,383
Finance and insurance	5,678	100.0	(188)	5,866
Real estate	33,759	67.5	(2,318)	36,077
Goods rental and leasing	270	52.1	(66)	336
Various services	53,051	55.4	(3,681)	56,732
Municipalities	—	—	—	—
Others	48,077	100.0	(3,704)	51,781
Overseas offices and Japan offshore banking accounts	118,014	52.8	8,542	109,472
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	67,292	44.9	10,161	57,131
Others	50,721	66.6	(1,620)	52,341
Total	472,454	63.8	(4,018)	476,472

Notes 1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2019 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Consumer loans	12,714,978	(285,707)	13,000,685
Housing loans	11,853,932	(264,325)	12,118,257
Self-residential purpose	9,469,210	(191,146)	9,660,356
Other consumer loans	861,046	(21,381)	882,427

(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2019		Mar. 31, 2019
	(a)	(a) - (b)	(b)
Outstanding balance	32,731,946	(262,808)	32,994,754
Ratio to total loans	61.3	0.2	61.1
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2019			Mar. 31, 2019
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,755,257	29.5	749,335	6,005,922	27.2
Indonesia	347,866	1.5	(1,769)	349,635	1.6
Thailand	822,033	3.6	16,765	805,268	3.6
Korea	228,829	1.0	(4,153)	232,982	1.1
Hong Kong	1,698,395	7.4	127,321	1,571,074	7.1
China	234,524	1.0	5,066	229,458	1.0
Taiwan	722,348	3.2	378,000	344,348	1.6
Singapore	1,494,509	6.5	165,332	1,329,177	6.0
India	513,392	2.3	22,379	491,013	2.2
Others	693,361	3.0	40,394	652,967	3.0
Oceania	1,695,373	7.4	(50,756)	1,746,129	7.9
Australia	1,566,999	6.8	(41,166)	1,608,165	7.3
Others	128,374	0.6	(9,590)	137,964	0.6
North America	7,661,540	33.5	(227,987)	7,889,527	35.7
United States	5,952,469	26.0	(315,873)	6,268,342	28.4
Others	1,709,071	7.5	87,886	1,621,185	7.3
Central and South America	1,682,645	7.3	124,934	1,557,711	7.0
Brazil	300,819	1.3	97,699	203,120	0.9
Panama	454,809	2.0	(7,780)	462,589	2.1
Others	927,017	4.0	35,015	892,002	4.0
Western Europe	3,107,097	13.6	112,958	2,994,139	13.5
United Kingdom	980,493	4.3	(19,247)	999,740	4.5
Ireland	303,109	1.3	(46,505)	349,614	1.6
Netherlands	493,443	2.2	11,654	481,789	2.2
Others	1,330,052	5.8	167,056	1,162,996	5.2
Eastern Europe	183,748	0.8	3,344	180,404	0.8
Russia	119,486	0.5	(16,182)	135,668	0.6
Others	64,262	0.3	19,526	44,736	0.2
Others	1,807,541	7.9	60,865	1,746,676	7.9

Total	22,893,201	100.0	772,693	22,120,508	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2019			Mar. 31, 2019
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	118,014	52.8	8,542	109,472
Asia	28,818	44.1	28,411	407
Oceania	—	—	—	—
North America	50,443	46.9	3,190	47,253
Central and South America	19,289	46.0	2,572	16,717
Western Europe	8,501	73.6	(25,297)	33,798
Eastern Europe	—	—	—	—
Others	10,960	76.3	(335)	11,295

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2019 (a)		Six months ended Sep. 30, 2018 (b)
		(a) - (b)
Deposits	114,499,156	2,202,752	112,296,404
Domestic units	93,559,148	3,656,692	89,902,456

Loans	75,844,264	286,955	75,557,309
Domestic units	48,881,800	189,785	48,692,015
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2019 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Deposits	115,882,411	(208,692)	116,091,103
Domestic deposits (excluding Japan offshore banking accounts)	97,736,262	477,100	97,259,162
Individuals	47,894,259	787,733	47,106,526
Corporates	49,842,003	(310,633)	50,152,636

Loans	76,708,140	306,333	76,401,807
Domestic offices (excluding Japan offshore banking accounts)	53,385,903	(581,438)	53,967,341
Overseas offices and Japan offshore banking accounts	23,322,237	887,772	22,434,465
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2019 (a)		Mar. 31, 2019 (b)
		(a) - (b)
Balance of investment trusts	2,160.8	19.4	2,141.4
Balance to individuals	1,751.8	(0.4)	1,752.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2019 (a)		Six months ended Sep. 30, 2018 (b)
		(a) - (b)
Sales of investment trusts to individuals	119.5	(65.1)	184.6

Sales of pension-type insurance to individuals	77.7	(17.2)	94.9

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Sep. 30, 2019		Mar. 31, 2019
				Change from Mar. 31, 2019
(a) Total deferred tax assets	(b-c)	1	172.0	(29.8)	201.8
(b) Subtotal of deferred tax assets		2	434.6	7.5	427.1
Reserve for possible loan losses and write-off of loans		3	107.5	(6.4)	113.9
Taxable write-off of securities		4	222.4	7.0	215.4
Others		5	104.7	6.9	97.8
(c) Valuation allowance		6	262.6	37.3	225.3
(d) Total deferred tax liabilities		7	590.2	13.9	576.3
Net unrealized gains on other securities		8	524.5	(2.9)	527.4
Others		9	65.7	16.8	48.9
Net deferred tax assets	(a-d)	10	(418.2)	(43.7)	(374.5)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(541.8)	(27.6)	(514.2)
Others		12	123.6	(16.1)	139.7

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)
	FY3/2017	FY3/2018	FY3/2019	1H, FY3/2020
Income of final tax return before deducting operating loss carryforwards	387.4	578.4	497.2	284.5

Note: The figure for 1H, FY3/2020 was estimated in interim closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2019 [Preliminary]		Mar. 31, 2019
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	20.05	(0.71)	20.76

(2) Tier 1 capital ratio (5) / (7)	17.73	(0.46)	18.19

(3) Common equity Tier 1 capital ratio (6) / (7)	16.18	(0.19)	16.37

(4) Total capital	12,031.9	(208.6)	12,240.5

(5) Tier 1 capital	10,641.2	(86.1)	10,727.2

(6) Common equity Tier 1 capital	9,709.7	55.2	9,654.5

(7) Risk weighted assets	60,001.9	1,059.1	58,942.8

(8) Required capital (7) X 8%	4,800.1	84.7	4,715.4

(9) Leverage Ratio	4.70	(0.18)	4.88

SMBC consolidated
(1) Total capital ratio	19.12	(1.20)	20.32

(2) Tier 1 capital ratio	16.62	(0.95)	17.57

(3) Common equity Tier 1 capital ratio	14.44	(0.73)	15.17

(4) Leverage Ratio	4.25	(0.27)	4.52

SMBC non-consolidated
(1) Total capital ratio	18.78	(1.50)	20.28

(2) Tier 1 capital ratio	16.15	(1.22)	17.37

(3) Common equity Tier 1 capital ratio	13.85	(1.00)	14.85

(4) Leverage Ratio	4.17	(0.30)	4.47

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2019		Six months ended Sep. 30, 2018
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	9.4	(1.3)	10.7

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2020

(1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2020	FY3/2019
		Result
Consolidated net business profit	1,135.0	1,192.3
Total credit cost	(200.0)	(110.3)
Ordinary profit	1,000.0	1,135.3
Profit attributable to owners of parent	700.0	726.7

SMBC non-consolidated		(Billions of yen)
	FY3/2020	FY3/2019
		Result
Banking profit (before provision for general reserve for possible loan losses)	600.0	584.1
Total credit cost	(70.0)	2.2
Ordinary profit	490.0	649.6
Net income	330.0	477.4

(2) Dividends forecast

			(Yen)
	FY3/2020		FY3/2019
	Interim	Annual	Result
Dividend per share for common stock	90	180	180

Reference:			(Billions of yen)
	FY3/2020		FY3/2019
	Interim	Annual	Result
Total dividend	123.3	246.5	251.2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2019		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	54,409,967	204,384	54,205,583

Call loans	1,114,986	(1,019,406)	2,134,392

Receivables under resale agreements	3,513,807	149,737	3,364,070

Receivables under securities borrowing transactions	958,916	(263,368)	1,222,284

Monetary claims bought	1,635,003	164,131	1,470,872

Trading assets	2,246,305	712,205	1,534,100

Securities	27,121,374	2,784,736	24,336,638

Loans and bills discounted	76,708,140	306,333	76,401,807

Foreign exchanges	1,849,851	222,746	1,627,105

Other assets	3,565,899	670,142	2,895,757

Tangible fixed assets	800,707	(1,794)	802,501

Intangible fixed assets	229,024	(7,328)	236,352

Prepaid pension cost	334,388	13,357	321,031

Customers’ liabilities for acceptances and guarantees	8,851,228	(227,478)	9,078,706

Reserve for possible loan losses	(256,088)	19,097	(275,185)

Reserve for possible losses on investments	(107,451)	(100,088)	(7,363)

Total assets	182,976,062	3,627,408	179,348,654

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

			(Millions of yen	)
	Sep. 30, 2019		Mar. 31, 2019
	(a)	(a) - (b)	(b)

Liabilities

Deposits	115,882,411	(208,692)	116,091,103

Negotiable certificates of deposit	11,923,548	341,943	11,581,605

Call money	653,943	(142,818)	796,761

Payables under repurchase agreements	9,210,313	1,845,736	7,364,577

Payables under securities lending transactions	606,131	187,219	418,912

Commercial paper	981,578	(653,233)	1,634,811

Trading liabilities	2,122,111	773,180	1,348,931

Borrowed money	16,919,777	1,352,151	15,567,626

Foreign exchanges	1,212,531	(1,330)	1,213,861

Bonds	2,560,870	(349,924)	2,910,794

Due to trust account	1,483,719	191,020	1,292,699

Other liabilities	2,020,359	361,187	1,659,172

Reserve for employee bonuses	12,541	(744)	13,285

Reserve for executive bonuses	—	(937)	937

Reserve for point service program	280	(188)	468

Reserve for reimbursement of deposits	3,440	(3,985)	7,425

Deferred tax liabilities	418,163	43,634	374,529

Deferred tax liabilities for land revaluation	30,168	(91)	30,259

Acceptances and guarantees	8,851,228	(227,478)	9,078,706

Total liabilities	174,893,120	3,506,652	171,386,468

Net assets

Capital stock	1,770,996	—	1,770,996

Capital surplus	1,774,554	—	1,774,554

Capital reserve	1,771,043	—	1,771,043

Other capital surplus	3,510	—	3,510

Retained earnings	3,240,494	43,990	3,196,504

Other retained earnings	3,240,494	43,990	3,196,504

Voluntary reserve for retirement allowances	1,656	—	1,656

Voluntary reserve	219,845	—	219,845

Retained earnings brought forward	3,018,993	43,990	2,975,003

Treasury stock	(210,003)	—	(210,003)

Total stockholders’ equity	6,576,042	43,989	6,532,053

Net unrealized gains (losses) on other securities	1,372,616	(54,392)	1,427,008

Net deferred gains (losses) on hedges	108,805	131,249	(22,444)

Land revaluation excess	25,476	(92)	25,568

Total valuation and translation adjustments	1,506,899	76,768	1,430,131

Total net assets	8,082,942	120,757	7,962,185

Total liabilities and net assets	182,976,062	3,627,408	179,348,654

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2019 (a)		Six months ended Sep. 30, 2018 (b)
		(a) - (b)
Ordinary income	1,512,177	95,571	1,416,606
Interest income	993,700	32,111	961,589
Interest on loans and discounts	653,232	16,274	636,958
Interest and dividends on securities	172,467	1,603	170,864
Trust fees	948	(55)	1,003
Fees and commissions	252,598	(1,967)	254,565
Trading income	57,829	54,633	3,196
Other operating income	109,749	33,606	76,143
Other income	97,350	(22,757)	120,107
Ordinary expenses	1,220,106	211,777	1,008,329
Interest expenses	552,499	76,700	475,799
Interest on deposits	192,140	13,900	178,240
Fees and commissions payments	101,964	4,445	97,519
Trading losses	—	(350)	350
Other operating expenses	24,574	6,193	18,381
General and administrative expenses	408,966	9,853	399,113
Other expenses	132,100	114,937	17,163
Ordinary profit	292,071	(116,206)	408,277
Extraordinary gains	230	150	80
Extraordinary losses	1,847	(460)	2,307
Income before income taxes	290,453	(115,597)	406,050
Income taxes - current	80,416	5,543	74,873
Income taxes - deferred	16,009	(14,275)	30,284
Total income taxes	96,426	(8,732)	105,158
Net income	194,027	(106,864)	300,891

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2019					(Millions of yen)
		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,975,003	(210,003)	6,532,053
Changes in the period
Cash dividends						(150,128)		(150,128)
Net income						194,027		194,027
Reversal of land revaluation excess						91		91
Net changes in items other than stockholders’ equity in the period
Net changes in the period	—	—	—	—	—	43,989	—	43,989
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,018,993	(210,003)	6,576,042

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,427,008	(22,444)	25,568	1,430,131	7,962,185
Changes in the period
Cash dividends					(150,128)
Net income					194,027
Reversal of land revaluation excess					91
Net changes in items other than stockholders’ equity in the period	(54,391)	131,250	(91)	76,767	76,767
Net changes in the period	(54,391)	131,250	(91)	76,767	120,756
Balance at the end of the period	1,372,616	108,805	25,476	1,506,899	8,082,942

 Note:  Amounts less than 1 million yen are rounded down.